December 19, 2018

Costamare Inc.
Registration Statement on Form F-3

Filed November 19, 2018

File No. 333-228457

Dear Ms. Block & Ms. Parker:

We refer to the letter of December 11, 2018 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Inc. (the “Company” or “we”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Registration Statement on Form F-3 (the “Registration Statement”), filed with the SEC via EDGAR on November 19, 2018. The Company has today filed with the SEC, via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. This letter and Amendment No. 1 set forth the Company’s responses to the comments contained in the Comment Letter.

The numbered paragraphs and headings below correspond to those headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amendment No. 1.

Form F-3 filed November 19, 2018

Selling Shareholders, page 6

1.	We note your disclosure that Costamare Inc. entered into a share purchase agreement with some of the selling shareholders that permits Costamare, upon serving a share settlement notice at any time within six months of the effective date of this registration statement, to elect to pay a portion of the consideration under the share purchase agreement in common stock. Given Costamare may elect to pay consideration under the agreement in common stock in the future, please provide us your analysis as to why that transaction would be considered a completed private placement such that it is appropriate to register the resale of those shares now. Refer generally to Question 134.01 of the Securities Act section of the Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Response:

The Company respectfully submits that the private placement of the shares (the “Shares”) to the selling shareholders named in the Registration Statement is “complete” since the selling shareholders made their investment decision with respect to the Shares by entering into the Share Purchase Agreement, dated November 12, 2018 (the “Share Purchase Agreement”). Upon entry into the Share Purchase Agreement, the selling shareholders have been irrevocably bound to accept as partial consideration, at the sole discretion of the Company, a number of Shares which corresponds to a specified percentage of the purchase price of the vessels, which is subject only to the satisfaction of conditions outside the control of the selling shareholders. Accordingly, the Company believes that, consistent with SEC Securities Act Section CD&I Question 134.01, the sale of the Shares to the selling shareholders pursuant to the Share Purchase Agreement should be deemed “completed” and that the selling shareholders have been at “market risk” with respect to the Shares from the date of entry into the Share Purchase Agreement, which was prior to the filing of the Registration Statement.

As you are aware, the Securities Act Section CD&I Question 134.01 provides in relevant part for the purposes of this letter that:

The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

The Company believes that each of the elements cited in Question 134.01 in order for the Registration Statement to cover securities yet to be issued is satisfied, namely that:

•	the selling shareholders were “irrevocably bound” to acquire the Shares at the time of execution of the Share Purchase Agreement which was prior to the filing of the Registration Statement;
•	such obligations are not subject to conditions within the selling shareholder’s control;
•	the purchase price of the Shares was established at the time of execution of the Share Purchase Agreement, when the selling shareholders became bound to acquire the Shares; and
•	there is no contingency based on market price that would allow the selling shareholders the right to not accept the shares.

Upon entry into the Share Purchase Agreement, the selling shareholders became obligated, upon receipt of a share settlement notice at any time within six months of the effective date of this Registration Statement, to accept the Shares. The selling shareholders are irrevocably committed to purchasing the Shares as they have no new investment discretion in determining whether to accept the Shares the Company issues. The number of Shares being registered corresponds to the maximum percentage of the purchase price the Company, in its sole discretion, may contractually require the selling shareholders to accept, as partial consideration for the acquisition of the vessels.

General

2.	Please explain to us why you are registering a dollar amount, rather than the number of shares offered for resale. As part of your response, please explain the authority you are relying upon to register a dollar amount, rather than the number of shares. We may have further comment once we review your response.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement accordingly to register a number of shares for resale, in lieu of a dollar amount of shares for resale.

3.	Please confirm your understanding that you should clear any outstanding SEC staff comments on your Form 20-F (File No. 001-34934) for fiscal year end December 31, 2017, filed on February 27, 2018, before requesting an acceleration of effectiveness of this registration statement.

Response:

We acknowledge the Staff's comment and confirm our understanding.

Other

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

Ms. Susan Block

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos

Chief Financial Officer

Costamare Inc.

7 rue due Gabian

98000 MC, Monaco

Via e-mail